YUNJI INC.

15/F, South Building

Hipark Phase 2, Xiaoshan District

Hangzhou, Zhejiang, 310000

People’s Republic of China

August 9, 2023

VIA EDGAR

Mr. Tyler Howes

Ms. Jennifer Gowetski

Ms. Tatanisha Meadows

Mr. Adam Phippen

Ms. Jennie Beysolow

Mr. Dietrich King

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Yunji Inc. (the “Company”)

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022

Filed on April 26, 2023

File No. 001-38877

Dear Mr. Howes, Ms. Gowetski, Ms. Meadows, Mr. Phippen, Ms. Beysolow and Mr. King:

This letter sets forth the Company’s response to the comments contained in the letter dated July 26, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 26, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 9, 2023

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 3. Key Information

Our Holding Company Structure and Contractual Arrangements with the VIEs, page 4

1.

Please revise to further discuss the risks associated with your corporate structure. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 4:

Our Holding Company Structure and Contractual Arrangements with the VIEs

…

However, the contractual arrangements ~~may not be~~ is not as effective as direct ownership and we may incur substantial costs to enforce the terms of the arrangements. Our corporate structure is subject to risks associated with the contractual arrangements with the VIEs. The VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits or restricts direct foreign investment in the operating companies. Investors may never hold equity interests in the Chinese operating companies. If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC laws and regulations, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ADSs may decline significantly in value or become worthless. Specifically, there ~~There~~ are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their respective shareholders. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If we or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. Our holding company, our PRC subsidiaries and the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. In addition, these agreements have not been tested in China courts. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 9, 2023

2.

Please revise to expand your disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should include that these risks could cause the value of your securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to accept foreign investments, or list on a U.S. or other foreign exchange. Additionally, please revise your disclosure about the Holding Foreign Companies Accountable Act on page 7 to disclose the location of your auditor’s headquarters.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 4:

Our Holding Company Structure and Contractual Arrangements with the VIEs

…It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If we or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. Our holding company, our PRC subsidiaries and the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. In addition, these agreements have not been tested in China courts. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 9, 2023

We face various legal and operational risks and uncertainties relating to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, in recent years, the PRC government has enhanced regulation in areas including enhancing supervision over China-based companies listed overseas using VIE structures, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement, which may impact our ability to conduct certain businesses, accept foreign investments, maintain our listing status on a United States stock exchange or list on a foreign stock exchange outside of mainland China. As the regulatory developments relating to these areas are relatively new and rapidly evolving, substantial uncertainties remain in relation to their interpretation and implementation. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. The PRC government may promulgate additional laws, rules and regulations that may impose significant obligations and liabilities on China-based companies. These laws and regulations can be complex and stringent, and many are subject to change and uncertain interpretation, which could lead to potential claims, change to our data and other business practices, regulatory investigations, penalties, increased operational costs, declines in user growth or engagement, or otherwise affect our business operations.

PRC government~~’s~~ has significant authority in regulating our operations and may influence our operations. ~~its~~ It may exert more oversight ~~and control~~ over offerings conducted overseas by, and/or foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations~~, including data security or anti-monopoly related regulations,~~ in this nature may cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operations could result in a material adverse change in our operations and the value of our ADSs.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 9, 2023

Page 7:

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, as amended by the Consolidated Appropriations Act, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States and this could result in a determination by the national securities exchange to delist our securities. On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCAA to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, thereby reducing the time before our securities may be prohibited from trading or delisted. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, is headquartered in mainland China. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA ~~following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021.~~ because we filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 26, 2022 with an audit report issued by PricewaterhouseCoopers Zhong Tian LLP, a registered public accounting firm retained by the Company, for the preparation of the audit report on our Company’s financial statements included therein. PricewaterhouseCoopers Zhong Tian LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the PCAOB determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we ~~do not expect to be~~ were not identified as a Commission-Identified Issuer under the HFCAA after we ~~file this~~ filed our annual report on Form 20-F for the fiscal year ended December 31, 2022. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. Furthermore, whether the PCAOB will be able to continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC or any other foreign jurisdiction. If authorities in the PRC or another foreign jurisdiction were to take a position at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, and if such lack of inspection were to extend for the requisite period of time under the HFCAA, our securities will be prohibited from being traded on U.S. markets and this could result in a determination by Nasdaq to delist our securities. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China and Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 9, 2023

3.

Please ensure that you refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. In this regard, we note your disclosure that you will use the term “we,” “us,” “our company,” “our” and “Group” to refer to Yunji Inc., [y]our Cayman Islands holding company and its subsidiaries, and, in the context of describing [y]our operations and consolidated financial information, including the VIEs and the subsidiaries of the VIEs.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The Company further undertakes to refrain from using terms such as “we” or “our” when describing activities or functions of the VIEs, and make necessary revisions throughout its future 20-F filings.

Page 2:

•

“Yunji,” “we,” “us,” “our company,” “our” and “Group” are to Yunji Inc., our Cayman Islands holding company and its subsidiaries~~, and, in the context of describing our operations and consolidated financial information, including the VIEs and the subsidiaries of the VIEs~~. Yunji Inc. is a holding company with no operations of its own. Our PRC subsidiaries and the VIEs conduct operations in China, and the VIEs are consolidated for accounting purposes in accordance with U.S. GAAP only but are not entities in which we have any equity interest. Unless otherwise specified, in the context of describing our business and operations in China, we are referring to the business and operations conducted by our PRC subsidiaries and the VIEs;

Page 4:

Our Holding Company Structure and Contractual Arrangements with the VIEs

. . . As used in this annual report, “we,” “us,” “our company” and “our” refers to Yunji Inc., our Cayman Islands holding company and its subsidiaries~~, and, in the context of describing our operations and consolidated financial information, the VIEs and the subsidiaries of the VIEs~~. Yunji Inc. is a holding company with no operations of its own. Our PRC subsidiaries and the VIEs conduct operations in China, and the VIEs are consolidated for accounting purposes in accordance with U.S. GAAP only but are not entities in which we have any equity interest. Unless otherwise specified, in the context of describing our business and operations in China, we are referring to the business and operations conducted by our PRC subsidiaries and the VIEs. Holders of our ADSs hold equity interest in Yunji Inc., our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIEs.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 9, 2023

4.

We note that you exclude Hong Kong and Macau from your definition of “China” or the “PRC.” Please revise to clarify that all the legal and operational risks associated with having operations in the People’s Republic of China also apply to operations in Hong Kong/Macau. Discuss any applicable laws and regulations in Hong Kong and Macau, where applicable throughout your filing, and the risks and consequences to you associated with those laws and regulations. As an example, disclose how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the company’s ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange. Include risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company’s business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

The Staff’s comment is duly noted. The Company respectfully advises the Staff that it does not have any operations in Macau. To the extent that the Company has material operations in Macau in the future, the Company will provide additional disclosures regarding the applicable laws and regulations in Macau as well as the related risks and consequences, as appropriate.

The Company respectfully proposes to revise the referenced disclosure as follows in the lead-in paragraph of “Summary of Risk Factors” of Item 3 of its future Form 20-F filings (with additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 15:

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. Below is a summary of material risks we and the VIEs face, organized under relevant headings. All the operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong. With respect to the legal risks associated with being based in and having operations in mainland China, the laws, regulations and the discretion of mainland China governmental authorities discussed in this annual report are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong which operate under a different set of laws from mainland China. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.

The Company also respectfully proposes to revise the referenced disclosure as follows in Item 3 of its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 9, 2023

Page 4:

Our Holding Company Structure and Contractual Arrangements with the VIEs

…

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. With respect to the legal risks associated with being based in and having operations in mainland China, the laws, regulations and the discretion of mainland China governmental authorities discussed in this annual report are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong which operate under a different set of laws from mainland China. As of the date of this annual report, regulatory actions related to data security or anti-monopoly concerns in Hong Kong do not have a material impact on our ability to conduct business, accept foreign investment in the future or continue to list on a United States stock exchange. However, the PRC government may exert influence over our operations in Hong Kong at any time and new regulatory actions related to data security or anti-monopoly concerns in Hong Kong may be taken in the future, which may have a material impact on our ability to conduct business, accept foreign investment or continue to list on a United States stock exchange. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.” These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or be worthless. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 9, 2023

Page 21:

Our and the VIEs’ business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to data privacy and cybersecurity. Many of these laws and regulations are subject to change and uncertain interpretation, and improper use or disclosure of data could have a material and adverse effect on our business and prospects.

…

In addition, regulatory authorities around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations. The European Union General Data Protection Regulation (“GDPR”), which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. Although we do not conduct any business in the European Economic Area, in the event that residents of the European Economic Area access our website or our mobile platform and input protected information, we may become subject to provisions of the GDPR. In addition, to the extent we have accessed data in Hong Kong, we have been in compliance with relevant laws and regulations in Hong Kong regarding data security, such as the Personal Data (Privacy) Ordinance and the Unsolicited Electronic Messages Ordinance which impose protocols and obligations regarding the handling of personal data including that, among other things, (i) personal data shall be collected for a lawful purpose, necessary and not excessive, (ii) personal data shall be collected by means that are lawful and fair in the circumstances of the case, and (iii) the person from whom personal data is collected is informed of the purpose of collecting the data. We believe that the laws and regulations in Hong Kong regarding data security do not have a material impact on our business, as of the date of this annual report. However, to the extent that certain laws and regulations in Hong Kong were to result in additional oversight over data security that impacts our business in Hong Kong, we may be required to incur additional cost to ensure our compliance to such laws and regulations, and any violation could result in a material adverse impact on our business, reputation and results of operations.

5.

We note your disclosure of a chart reflecting your corporate structure and disclosure that the “terms contained in each set of contractual arrangements with the VIEs and their respective shareholders are substantially similar.” Please revise to remove arrows in your dashed lines that reflect relationships with the VIE. Describe all contracts and arrangements as a result of which you claim “[you]are able to direct the activities of and derive economic benefits from the VIEs. [You] are considered the primary beneficiary of the VIEs for accounting purposes, and [you] have consolidated the financial results of the VIEs in [y]our consolidated financial statements.”

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Pages 5 and 108:

The chart below summarizes our corporate structure, including our principal subsidiaries, the VIEs and the VIEs’ principal subsidiaries, as of the date of this annual report:

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 9, 2023

Equity interests (100% unless otherwise specified)

Contractual arrangements (For details, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Respective Shareholders.”)

Notes:

(1)

Daqiao Network Technology (Hangzhou) Co., Ltd., Hangzhou Yuepeng Trading Co., Ltd., and Deqing Jijie Investment Management Partnership (Limited Partnership) each holds 65.53%, 28.09%, and 6.38% of the equity interests in Yunji Sharing, respectively. All of these entities are shareholders or affiliates of shareholders of our company.

(2)

Mr. Shanglue Xiao and Mr. Huan Hao each holds 99.0099% and 0.9901% of the equity interests in Yunji Preferred, respectively. Mr. Shanglue Xiao and Mr. Huan Hao are both beneficial owners of our company. Mr. Shanglue Xiao also serves as the chairman of our board of directors and the chief executive officer of our company and Mr. Huan Hao is a beneficial owner of the shares of our company and served as the chief technology officer of our Company until his resignation on April 1, 2022.

(3)	Mr. Wenwei Shu holds 100% of equity interests in Hangzhou Chuanchou. Mr. Wenwei Shu is a nominee of our company.
(4)	Ms. Panyan Ding and Mr. Wenwei Shu each holds 60% and 40% of the equity interests in Hangzhou Fengjing. Ms. Panyan Ding and Mr. Wenwei Shu are nominees of our company.
(5)

Yunchuang Sharing holds 10% of the equity interest in Zhejiang Jiyuan, and Zhejiang Fengji Technology Co., Ltd., an indirect wholly-owned foreign-invested enterprise subsidiary of Yunji Inc., holds 90% of the equity interest in Zhejiang Jiyuan.

Page 6:

Contractual Arrangements with the VIEs and Their Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are an exempted company incorporated in the Cayman Islands. Yunchuang Sharing is our PRC subsidiary and a foreign-invested enterprise under PRC laws. To comply with PRC laws and regulations, we conduct certain of our business in China through the VIEs based on a series of contractual arrangements by and among Yunchuang Sharing, the VIEs and their shareholders.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 9, 2023

Our contractual arrangements with the VIEs and their respective shareholders allow us to (i) direct the activities of the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law.

As a result of our direct ownership in our WFOE and the contractual arrangements with the VIEs, we are regarded as the primary beneficiary of the VIEs, and we treat them and their subsidiaries as the consolidated VIEs under U.S. GAAP. We have consolidated the financial results of the VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements among our WFOE, the VIEs and their shareholders:

(i) a series of proxy agreements and power of attorney, pursuant to which, the shareholders of the VIEs irrevocably authorized our WFOE, or any person designated by our WFOE, to act as their attorney-in-fact to exercise all of their rights as the shareholders of the VIEs.

(ii) a series of equity interest pledge agreements, pursuant to which, the shareholders of the VIEs have pledged 100% equity interests in the VIEs to our WFOE to guarantee performance by the shareholders of their obligations under the exclusive option agreements, the exclusive service agreements, the proxy agreements and power of attorney, as well as the performance by the VIEs of their obligations under the exclusive option agreements and the exclusive service agreements.

(iii) a series of exclusive service agreements, pursuant to which, our WFOE has the exclusive right to provide the VIEs with operational supports as well as consulting and technical services required by the VIEs’ business. Without our WFOE’s prior written consent, the VIEs may not accept the same or similar operational supports as well as consulting and technical services provided by any third party during the term of the agreements.

(iv) a series of exclusive option agreements, pursuant to which, the shareholders of the VIEs irrevocably granted our WFOE an exclusive option to purchase all or part of their equity interests in the VIEs, and the VIEs irrevocably granted our WFOE an exclusive option to purchase all or part of their assets.

(v) a loan agreement, pursuant to which, our WFOE made loans to the shareholders of Yunji Preferred for the sole purpose of making capital contribution to Yunji Preferred. The shareholders of Yunji Preferred can only repay the loans by the sale of all or part of their equity interests in Yunji Preferred to our WFOE or its designated person pursuant to the amended and restated exclusive option agreement, and, to the extent permitted under PRC law, pay all of the proceeds from sale of such equity interests to our WFOE.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 9, 2023

(vi) spousal consent letters, whereby the spouses of the shareholders of Yunji Preferred and the spouse of a shareholder of Hangzhou Fengjing agreed that the equity interests in Yunji Preferred and Hangzhou Fengjing held by and registered under the name of the respective shareholders will be disposed pursuant to the contractual agreements with our WFOE and they agreed not to assert any rights over the equity interest in Yunji Preferred and Hangzhou Fengjing.

For more details of these contractual agreements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Respective Shareholders.”

In the opinion of Han Kun Law Offices, our PRC legal counsel:

•	the ownership structures of the VIEs in China and our WFOE are not in violation of applicable PRC laws and regulations currently in effect; and

•

the contractual arrangements between our WFOE, the VIEs and their respective shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of applicable PRC laws and regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 9, 2023

Permissions Required from the PRC Authorities for Our Operations, page 6

6.

We note your disclosure on page 6 that “[y]our PRC subsidiaries and the VIEs have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations.” State whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. In this regard, the disclosure here should not be qualified by materiality. Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Provide the basis for your conclusions. To the extent that you believe such permissions or approvals are not required, please disclose the basis on which you made that determination.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows in its future Form 20-F filings (with deletions shown in strikethrough and additions in underline), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 6:

Permissions Required from the PRC Authorities for Our Operations

Our operations in China are governed by PRC laws and regulations. After consulting our PRC legal counsel, Han Kun Law Offices, we believe, ~~A~~as of the date of this annual report, except as otherwise stated in “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business or failure to comply with any requirements of PRC laws, regulations and policies may have a material and adverse impact on our business, financial condition and results of operations,” our PRC subsidiaries and the VIEs have obtained all the requisite operational licenses and permits from the PRC government authorities that are necessary ~~that are material~~ for the business operations of our holding company, our PRC subsidiaries and the VIEs in China, ~~including, among others~~ namely, the VATS License, the Production and Operation of Broadcasting and Television Programs Permit, the ICP filing, the Internet Pharmaceutical Information Services Qualification Certificate, the Record-Filing of Third-Party Platforms Providing Online Trading Service for Medical Devices, the Record-Filing for Business Operations of Class Two Medical Devices, the Publication Operation Permit, the Food Operation Permit, the Record-Filing Application as A Third-Party Platform Provider for Online Food Trading and the record-filing of non-special purpose cosmetic products. We, our PRC subsidiaries, and the VIEs have not been denied for any permission or approval by any PRC authority with respect to the operation of our business as of the date of this annual report. However, given ~~Given~~ the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business or failure to comply with any requirements of PRC laws, regulations and policies may have a material and adverse impact on our business, financial condition and results of operations,” “—Failure to comply with the relatively new E-Commerce Law may have a material adverse impact on our business, financial conditions and results of Operations,” “—Our and the VIEs’ business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to data privacy and cybersecurity. Many of these laws and regulations are subject to change and uncertain interpretation, and improper use or disclosure of data could have a material and adverse effect on our business and prospects,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We and the VIEs may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 9, 2023

Permissions Required from the PRC Authorities for Overseas Financing Activities

~~Furthermore, in connection with our historical issuance of securities to foreign investors, we, our PRC subsidiaries and the VIEs, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been asked to obtain such permissions by any PRC government authority.~~

In connection with our historical issuance of securities to foreign investors, under current PRC laws, regulations and rules, as of the date of this annual report, we, our PRC subsidiaries and the VIEs, are not required to (i) obtain any permission or approval from the China Securities Regulatory Commission, or the CSRC, (ii) go through cybersecurity review by the Cyberspace Administration of China, or the CAC, or (iii) obtain permission or approval from any other PRC government authority. In addition, we, our PRC subsidiaries and the VIEs, have not been asked to obtain nor were denied for any permission or approval by any PRC government authority in connection with our historical issuance of securities to foreign investors.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 9, 2023

~~Meanwhile, the~~The PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On February 17, 2023, the CSRC promulgated the Circular of the People’s Republic of China on Administrative Arrangements for Filing of Overseas Offering and Listing of Domestic Enterprises, or the Circular of Overseas Listing and Offering, and the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and five relevant guidelines, or the Overseas Listing Trial Measures. The Overseas Listing Trial Measures became effective on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. According to the Circular of Overseas Listing and Offering, issuers that have already been listed in an overseas market by March 31, 2023, such as our company, are not required to make any immediate filing. As advised by our PRC legal counsel, Han Kun Law Offices, as our ADSs have been listed on the Nasdaq Global Market prior to March 31, 2023, we will be deemed as an “existing issuer” pursuant to the Overseas Listing Trial Measures and are not required to complete the filing procedures with the CSRC for our initial public offering and other historical issuance of securities to foreign investors. However, under the Overseas Listing Trial Measures, such issuers will be required to complete certain filing procedures with the CSRC in connection with future securities offerings and listings outside of mainland China, including follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities. There remain substantial uncertainties about the interpretation, application and implementation of the Overseas Listing Trial Measures. Therefore, we will be required to complete the filing procedures with the CSRC for our overseas offering of equity and equity linked securities in the future within the applicable scope of the Overseas Listing Trial Measures. If we fail to obtain required approval or complete other review or filing procedures, under the Overseas Listing Trial Measures or otherwise, for any future securities offerings and listings outside of mainland China, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in mainland China, limitations on our operating privileges in mainland China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in mainland China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such other requirements.”

On December 28, 2021, the CAC and other PRC governmental authorities jointly issued the Cybersecurity Review Measures, which took effect on February 15, 2022, requiring that, among others, operators of “critical information infrastructure” or data processors holding over one million users’ personal information seeking to list on a stock exchange in a foreign country are subject to a cybersecurity review. Our PRC legal counsel has consulted the relevant PRC government authority, which confirmed that, under the currently effective PRC laws and regulations, a company already listed in a foreign stock exchange before promulgation of the Cybersecurity Review Measures is not required to go through a cybersecurity review by the CAC to maintain its listing status on the foreign stock exchange on which its securities have been listed. Therefore, we believe that under the currently effective PRC laws and regulations, we are not required to go through a cybersecurity review by the CAC for our past issuance of securities to foreign investors and maintaining our listing status on the Nasdaq Global Market.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 9, 2023

Page 34:

Any lack of requisite approvals, licenses or permits applicable to our business or failure to comply with any requirements of PRC laws, regulations and policies may have a material and adverse impact on our business, financial condition and results of operations.

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including the Ministry of Commerce, or the MOFCOM, the MIIT, the SAMR, the CAC, the National Radio and Television Administration, or the NRTA, and other governmental authorities in charge of the relevant categories of products sold and services provided by us. Together, these government authorities promulgate and enforce regulations that cover many aspects of our operation of social e-commerce platform, including entry into this industry, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment. We are required to hold a number of licenses and permits for our business operations. Currently, we have obtained the following valid licenses: ~~Although we hold all material licenses and permits that are necessary to our business, including, among others,~~ the VATS license, the Production and Operation of Broadcasting and Television Programs Permit, ~~internet drug information service qualification certificate, the record-filing of third-party platforms providing online trading service for medical devices, record-filing for business operations of class two medical devices, and publication operation permit,~~ the ICP filing, the Internet Pharmaceutical Information Services Qualification Certificate, the Record-Filing of Third-Party Platforms Providing Online Trading Service for Medical Devices, the Record-Filing for Business Operations of Class Two Medical Devices, the Publication Operation Permit, the Food Operation Permit and the Record-Filing Application as A Third-Party Platform Provider for Online Food Trading and the record-filing of non-special purpose cosmetic products. However, we can not guarantee that we have obtained all licenses, permits and filings for selling certain specific products or services on our platform from time to time. See “Item 4. Information on the Company—B. Business Overview—Regulations—Licenses, Permits and Filings.” For example, we have not obtained the internet audio-visual program transmission license for the audio-visual program services on our platform, for which we are not qualified to apply according to current applicable laws and regulations. In addition, we have not completed filing for distributing publications and providing e-commerce live streaming services on our platform, and as of the date of this annual report, we have not been informed that we shall make such filing by any government authorities. We are in the process of applying for these licenses, permits and filings as permitted by relevant laws, regulations and practice of relevant PRC governmental authorities.

7.

Please further expand your disclosure about the Overseas Listing Trial Measures to explain how the regulations apply to you and your ability to operate. In this regard, we note your disclosure that “issuers that have already been listed in an overseas market by March 31, 2023, such as [y]our company, are not required to make any immediate filing” and that “such issuers will be required to complete certain filing procedures with the CSRC in connection with future securities offerings and listings outside of mainland China, including follow-on offerings...”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 9, 2023

The Company respectfully refers the Staff to the Company’s response to the Staff’s Comment #6 above, which has reflected the Company’s proposed revised disclosure in “Permissions Required from the PRC Authorities for Overseas Financing Activities” in its future Form 20-F filings to address this Comment #7.

Cash Flows through Our Organization, page 7

8.

Disclose your intentions to settle amounts owed under the VIE agreements. Please further revise the disclosure to discuss limitations applicable to Hong Kong, given your Hong Kong subsidiary. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that “to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash.” State that there is no assurance the PRC government will not intervene in or impose restrictions on the ability of you, your subsidiaries, and the former VIEs to transfer cash. Provide cross-references to these other discussions.

The Company respectfully submits to the Staff that there is not equivalent or similar restriction or limitation in Hong Kong on cash transfers in, or out of, Hong Kong entities as of the date hereof, and undertakes to closely monitor any update of such restriction or limitation in Hong Kong in the future and make appropriate disclosures accordingly. In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows in Item 3 of its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 9, 2023

Page 7:

Cash Flows through Our Organization

…

Under PRC laws and regulations, our PRC subsidiaries and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or the SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the VIEs in which we have no legal ownership, totaling RMB229.5 million, RMB451.4 million and RMB453.4 million (US$65.7 million) as of December 31, 2020, 2021 and 2022, respectively. Furthermore, cash transfers from our PRC subsidiaries and the VIEs to entities outside of China are subject to PRC government controls on currency conversion. There is no assurance the PRC government will not intervene in or impose restrictions on the ability of Yunji Inc., our subsidiaries, and the VIEs to transfer cash. To the extent cash in our business is in the PRC or a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC due to restrictions and limitations imposed by the governmental authorities on currency conversion, cross-border transactions and cross-border capital flows. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and the VIEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. In view of the foregoing, to the extent cash in our business is held in China or by a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC. As of the date of this annual report, there is not equivalent or similar restriction or limitation in Hong Kong on cash transfers in, or out of, our Hong Kong entities. However, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment~~.~~” and “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds to make loans to our PRC subsidiaries and the VIEs in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

…

For the years ended December 31, 2020, 2021 and 2022, Yunji Inc. extended loans with principal amount of RMB91.3 million, nil, and nil respectively, to our intermediate holding companies and subsidiaries and received repayments of nil, RMB294.8 million and RMB19.7 million (US$2.9 million), respectively. For the years ended December 31, 2020, 2021 and 2022, Yunji Inc. didn’t make capital contributions to our intermediate holding companies and subsidiaries. For the years ended December 31, 2020, 2021 and 2022, the VIEs didn’t receive any loans from Yunji Inc. and Yunji Inc. didn’t receive any repayments from the VIEs. The VIEs may transfer cash to our WFOE by paying service fees according to the exclusive service agreements. For the years ended December 31, 2020, 2021 and 2022, no service fees were paid by the VIEs to our WFOE under the exclusive service agreements. We plan to continue to determine the amount of service fee and payment method with the VIEs and their shareholders based on the working capital needs of the VIEs, and settle fees under the contractual arrangements with the VIEs when required in the future.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 9, 2023

Page 16:

Risks Related to Doing Business in China

…

•

Cash transfers from our PRC subsidiaries to entities outside of mainland China are subject to PRC government controls on currency conversion. There is no assurance the PRC government will not intervene in or impose restrictions on the ability of Yunji Inc., our subsidiaries, and the VIEs to transfer cash. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

•

Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds to make loans to our PRC subsidiaries and the VIEs in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Page 58:

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are an exempted Cayman Islands holding company and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiaries, each of which is a wholly foreign-owned enterprise, may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. However, our PRC subsidiaries and the VIEs are subject to certain restrictions with respect to paying dividends or make distributions to shareholders of our securities, or otherwise transferring any of their net assets to us. ~~In addition, a~~A wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. ~~At its discretion, a~~ A wholly foreign-owned enterprise ~~may~~ is also required to allocate a portion of its after-tax profits based on PRC accounting standards to a staff welfare and bonus fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. The amounts restricted also include the net assets of the VIEs in which we have no legal ownership. These reserve fund and staff welfare and bonus fund cannot be distributed to us as dividends.

…

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 9, 2023

The funds in our PRC subsidiaries or the VIEs in mainland China may not be available to fund operations or for other use outside of mainland China due to the interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the VIEs by the PRC government on cash transfers. Although currently there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities, likewise, may not be available to fund operations or for other use outside of Hong Kong.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds to make loans to our PRC subsidiaries and the VIEs in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

…

Furthermore, cash transfers from our PRC subsidiaries and the VIEs to entities outside of mainland China are subject to PRC government controls on currency conversion. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, which was last amended in December 2019, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. To the extent cash in our business is in mainland China or an entity in mainland China, such cash may not be available to fund operations or for other use outside of mainland China due to restrictions and limitations imposed by the governmental authorities on the ability of us, our subsidiaries, or the VIEs to transfer cash outside of the PRC. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and the VIEs to remit sufficient foreign currency to pay dividends or make distributions to shareholder of our securities, or other payments to us, or otherwise satisfy their foreign currency denominated obligations. In view of the foregoing, to the extent cash in our business is held in mainland China or by an entity in mainland China, such cash may not be available to fund operations or for other use outside of mainland China. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 9, 2023

9.

To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows in Item 3 of its future Form 20-F filings (with deletions shown in strikethrough and additions in underline), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 7:

Cash Flows through Our Organization

…

Under PRC law, Yunji Inc. may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements.

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and a subsidiary, the VIEs or the subsidiaries of the VIEs is subject to internal approval. The cash of our group is under the unified management of our finance department, and is dispatched and applied to each operating entity based on the budget and operating conditions of the specific operating entity. The cash management policy is not contractual in nature. The controls and procedures on cash transfers in the policy adhere to relevant regulatory requirements.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 9, 2023

D. Risk Factors

Risks Related to Our Business and Industry

Our and the VIEs’ business generates and processes a large amount of data..., page 21

10.

In light of your disclosure here and throughout the document about recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to clarify to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows in Item 3 of its future Form 20-F filings (with deletions shown in strikethrough and additions in underline), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 21:

Our and the VIEs’ business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to data privacy and cybersecurity. Many of these laws and regulations are subject to change and uncertain interpretation, and improper use or disclosure of data could have a material and adverse effect on our business and prospects.

…

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 9, 2023

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The ~~Cybersecurity Review Measures and the~~ Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that are already listed in the United States, such as us. We cannot predict the impact of ~~the Cybersecurity Review Measures and~~ the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If ~~the Cybersecurity Review Measures and~~ the enacted version of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC ~~on such basis.~~, nor have we received any inquiry, notice, warning, or sanctions from the CAC regarding cybersecurity, data security and personal data protection or our previous issuance of securities to foreign investors. Our PRC legal counsel has consulted the relevant PRC government authority, which confirmed that, under the currently effective PRC laws and regulations, a company already listed in a foreign stock exchange before promulgation of the Cybersecurity Review Measures is not required to go through a cybersecurity review by the CAC to maintain its listing status on the foreign stock exchange on which its securities have been listed. Based on the foregoing, we believe, as of the date of this annual report, we are compliant with the currently effective PRC laws relating to cybersecurity, data security, and personal data and privacy laws that have been issued by the CAC in all material respects.

As of the date of this annual report, we have been taking, and will continue to take, reasonable measures to comply with laws and regulations relating to privacy, personal information, data security and cybersecurity. Pursuant to PRC laws and regulations regarding data security and personal information protection, and in response to the current supervisory tendency from the CAC, we have taken certain internal and external measures to ensure compliance with the legal obligation required by the supervisory authorities and to ensure data security concerning customers. With respect to external management, on the one hand, we have timely updated our personal information processing rules, and we have disclosed the updated personal information processing rules to our customers and obtained their consent to such update; on the other hand, we have executed data processing agreements with external logistic companies to clarify each party’s rights and obligations when assigning personal information processing tasks to such logistic companies. With respect to internal management, we have established an integrated data compliance management structure and enacted a series of data compliance policies such as the data security management policy (including the requirements for data compliance audit), the data classification and grading policy, the personal information protection impact assessment policy, the data storage and management policy, information security incidents and emergency response measures.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 9, 2023

We have also utilized a series of compliance tools to ensure proper implementation of the aforementioned policies. While we take all reasonable measures to comply with applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us and business partners, and such measures may still be determined as insufficient, improper, or even as user-privacy invasive, by the relevant authorities, which may result in penalties against us. The activities of third parties such as our customers and business partners are beyond our control. If our business partners violate the PRC Cyber Security Law and other laws and regulations relating to the protection of personal information, or fail to fully comply with the service agreements with us, or if any of our employees fail to comply with our internal control measures and misuse the information, we may be subject to penalties and other legal liabilities. Any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations or to take prompt rectification actions as required by the enforcement authorities, or any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may result in negative publicity and legal proceedings or regulatory actions against us, and could damage our reputation, discourage current and potential users and customers from using our products or services and subject us to fines, damages and rectification, which could have a material adverse effect on our business and results of operations.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure..., page 44

11.

Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your securities may decline in value or become worthless if the determinations, changes.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows in Item 3 of its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 44:

If the PRC government determines that the contractual arrangements constituting part of the VIE structure ~~finds that the agreements that establish the structure for operating some of our operations in China~~ do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ADSs may decline in value or become worthless.

…

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 9, 2023

Due to the uncertainty and complexity of the regulatory environment, we cannot assure you that we and the VIEs would always be in full compliance with applicable laws and regulations, the violation of which may have a material and adverse effect on our and the VIEs’ business and our reputation. If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC laws and regulations, or if these regulations change or are interpreted differently in the future, our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIEs

Risks Related to Doing Business in China

The PRC government’s significant oversight over our business operations..., page 50

12.

Given the significant oversight and discretion of the government of the People’s Republic of China (PRC) over the operations of your business, please describe any material impact that intervention or control by the PRC government has or may have on your business or on the value of your securities. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

The Staff’s comment is duly noted. The Company respectfully submits that, it had provided in the Form 6-K furnished with the Commission on April 26, 2023 (the “Form 6-K”), that “the Company is not aware of any governmental entity in mainland China that is in possession of the power, direct or indirect, to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.” As provided in the Form 6-K and further supplemented in the response to Comment #14, the Company had relied on the examination of the Company’s register of members and public filings made by its shareholders to establish that it is not owned or controlled by a governmental entity of mainland China. The oversight of the PRC government is carried out through the issuance of laws, regulations or policies, as well as the implementation of regulatory actions, which are of general applicability and are not specifically targeted at the Company. Based on the foregoing, the Company believes that it is not “controlled by” the PRC government pursuant to federal securities rules and had refrained from using “control” by the PRC government when describing its significant oversight over the Company’s business operations.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 9, 2023

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows in Item 3 of its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 50:

The PRC government’s significant oversight over our business operations could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our business~~, and it~~ in China. Although the PRC government does not directly interfere with our operations in China, we cannot rule out the possibility that the PRC government may ~~intervene or~~, by enacting new or amending existing laws and regulations or taking regulatory actions in the future, exert influence on our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or cause the value of our ADSs to significantly decline. Therefore, investors of our company and our business face potential uncertainty from further actions to be taken by the PRC government affecting our business.

Our ADSs may be prohibited from trading in the United States under the HFCAA..., page 53

13.

We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, decreases the number of consecutive “non-inspection years” from three years to two years, and thus, reduces the time before your securities may be prohibited from trading or delisted. In addition, please revise to explain why you were identified as a Commission-Identified Issuer under the HFCAA and provide any additional context necessary for investors to understand the meaning and significance to your operations of this determination.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 9, 2023

Page 53:

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China and Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, as amended by the Consolidated Appropriations Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States and this could result in a determination by the national securities exchange to delist our securities. On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCAA to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, thereby reducing the time before our securities may be prohibited from trading or delisted.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA ~~following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021~~, because we filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 26, 2022 with an audit report issued by PricewaterhouseCoopers Zhong Tian LLP, a registered public accounting firm retained by the Company, for the preparation of the audit report on our Company’s financial statements included therein. PricewaterhouseCoopers Zhong Tian LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the PCAOB determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we ~~do not expect to be~~ were not identified as a Commission-Identified Issuer under the HFCAA after we ~~file this~~ filed our annual report on Form 20-F for the fiscal year ended December 31, 2022.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 9, 2023

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. Furthermore, whether the PCAOB will be able to continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC or any other foreign jurisdiction. If authorities in the PRC or another foreign jurisdiction were to take a position at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, and if such lack of inspection were to extend for the requisite period of time under the HFCAA, our securities will be prohibited from being traded on U.S. markets and this could result in a determination by Nasdaq to delist our securities. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 165

14.

We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 9, 2023

In connection with the required submission under paragraph (a) and the required disclosure under (b)(3) of Item 16I, the Company respectfully supplements that it relied on the Schedule 13Gs and the amendments thereto filed by the Company’s major shareholders. The Company believes such reliance is reasonable and sufficient, because such major shareholders are legally obligated to file beneficial ownership schedules with the Commission. Based on the examination of the Company’s register of members as well as the Schedule 13Gs and the amendments thereto, other than Lanlan Ltd., CPYD Singapore Pte. Ltd., Fasturn Overseas Limited, Entities affiliated with Eastern Bell Venture Capital, Acceleration S Limited and Trustbridge Partners IV, LP, no shareholder beneficially owned 5% or more of the Company’s total outstanding ordinary shares as of February 28, 2023. Based on the review of the public filings:

•

Lanlan Ltd. beneficially owns 47.8% of the Company’s total outstanding shares and 90.2% of the Company’s aggregate voting power as of February 28, 2023 and is wholly owned and controlled by Mr. Shanglue Xiao.

•

CPYD Singapore Pte. Ltd. beneficially owns 10.9% of the Company’s total outstanding shares and 2.0% of the Company’s aggregate voting power as of February 28, 2023. CPYD Singapore Pte. Ltd. is a private company incorporated in Singapore and is beneficially owned and controlled by Mr. David Hand.

•

Fasturn Overseas Limited beneficially owns 7.4% of the Company’s total outstanding shares and 1.4% of the Company’s aggregate voting power as of February 28, 2023. Fasturn Overseas Limited is a private company incorporated in British Virgin Islands and is wholly owned by Mr. Yuan Chen.

•

Entities affiliated with Eastern Bell Venture Capital beneficially owns 6.8% of the Company’s total outstanding shares and 1.3% of the Company’s aggregate voting power as of February 28, 2023 and include Eastern Bell XIX Investment Limited and Eastern Bell XII Investment Limited, each a private company incorporated in British Virgin Islands. Eastern Bell XIX Investment Limited is wholly owned by Suzhou Zhongding No. 3 Venture Capital Center (Limited Partnership), whose general partners are Shanghai Dingying Investment Management Center (Limited Partnership) and Suzhou Zhongding Hengtang Equity Investment Management Center (Limited Partnership), each of which is ultimately controlled by Mr. Li Yan. Eastern Bell XII Investment Limited is wholly owned by Suzhou Zhongding No. 4 Venture Capital Center (Limited Partnership), whose general partners are Shanghai Dingying Investment Management Center (Limited Partnership) and Shanghai Zhongding Investment Center (Limited Partnership), each of which is ultimately controlled by Mr. Li Yan.

•

Acceleration S Limited beneficially owns 5.6% of the Company’s total outstanding shares and 1.1% of the Company’s aggregate voting power as of February 28, 2023. Acceleration S Limited is a private company incorporated in British Virgin Islands and is ultimately controlled by Mr. Shangzhi Wu.

•

Trustbridge Partners IV, LP beneficially owns 5.4% of the Company’s total outstanding shares and 1.0% of the Company’s aggregate voting power as of February 28, 2023. Trustbridge Partners IV, LP is a Cayman Islands limited partnership and is controlled by TB Alternative Assets Ltd, an investment adviser organized under the Cayman Islands and registered under Section 203 of the Investment Advisors Act of 1940. TB Alternative Assets Ltd acts as the investment adviser of Trustbridge Partners IV LP. There is no indication in their public filings that Trustbridge Partners IV, LP is owned or controlled by a government entity of mainland China.

Based on the foregoing, the Company believes that it is not owned or controlled by a governmental entity of mainland China and that the governmental entities in mainland China do not have a controlling financial interest in the Company.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 9, 2023

In addition, as disclosed in the 2022 Form 20-F, the Company is the primary beneficiary of the VIEs. The Company has the power to direct the activities of the VIEs and receive substantially all of the economic benefits of the VIEs. The VIEs include (i) Yunji Sharing Technology Co., Ltd., the shareholders of which are (a) Daqiao Network Technology (Hangzhou) Co., Ltd., the sole shareholder of which is Mr. Shanglue Xiao, (b) Hangzhou Yuepeng Trading Co., Ltd., the shareholders of which are Mr. Shanglue Xiao, Mr. Huan Hao, Mr. Bingbing Zi and Mr. Peng Wang, and (c) Deqing Jijie Investment Management Partnership (Limited Partnership) whose partners are Mr. Shanglue Xiao and Mr. Huan Hao, (ii) Zhejiang Yunji Preferred E-Commerce Co., Ltd., the shareholders of which are Mr. Shanglue Xiao and Mr. Huan Hao, (iii) Hangzhou Chuanchou Network Technology Co., Ltd., the sole shareholder of which is Mr. Wenwei Shu, and (iv) Hangzhou Fengjing Network Technology Co., Ltd., the shareholders of which are Ms. Panyan Ding and Mr. Wenwei Shu. All of Mr. Shanglue Xiao, Mr. Huan Hao, Mr. Bingbing Zi, Mr. Peng Wang, Mr. Wenwei Shu and Ms. Panyan Ding are natural persons. Therefore, the VIEs are not owned or controlled by a governmental entity of mainland China, and the governmental entities in mainland China do not have a controlling financial interest in the VIEs.

In connection with the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that, based on its register of members as of February 28, 2023, the record holders of its ordinary shares included: (i) Deutsche Bank Trust Company Americas, (ii) certain institutional investors, including CPYD Singapore Pte. Ltd., Fasturn Overseas Limited, Acceleration S Limited and Trustbridge Partners IV, LP, and (iii) SPVs wholly owned by individuals, including Lanlan Ltd. Deutsche Bank Trust Company Americas is the depositary of the Company’s ADSs and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders, and the Company could only rely on the Schedule 13Gs and the amendments thereto filed by the beneficial owners of 5% or more of the Company’s shares. Based on such public filings, including Schedule 13G and amendments thereto filed by entities affiliated with Eastern Bell Venture Capital, none of the holders who own 5% or more of the Company’s shares is owned or controlled by a governmental entity in the Cayman Islands. In terms of the institutional investors, all institutional investors of the Company are pre-IPO investors. Based on the examination of publicly available information, such as the institutional investors’ websites, and to the extent applicable, Schedule 13Gs and the amendments thereto, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands own shares of any of the institutional investors. Therefore, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands owns any share of the Company.

The Company believes it is reasonable and sufficient to rely on register of members and 13G filings and respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 9, 2023

15.

In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully submits to the Staff that, as part of the Company’s annual compliance and reporting procedures for the Form 20-F filing, the Company has required all of its directors to complete a questionnaire, which seeks confirmation regarding their status as official of the Chinese Communist Party. Each director has confirmed that he or she is not an official of the Chinese Communist Party in their respective questionnaires. By signing such questionnaire, each director has certified the accuracy of his or her responses to the questionnaire. Based on these certifications provided by its directors, the Company believes that none of the members of the board of directors of Yunji Inc. is an official of the Chinese Communist Party.

The Company respectfully submits that, the directors of the Company’s consolidated foreign operating entities are (i) directors of the Company or (ii) employees of the consolidated foreign operating entities. As part of employment onboarding process, the directors of these entities are required to provide their background information, including any party affiliation, to the Company. The employees are required to update the Company if there is any change to their background information. Based on the information provided by the directors of the Company’s consolidated foreign operating entities, the Company believes that none of them is an official of the Chinese Communist Party.

The Company believes it is reasonable and sufficient to rely on the above information provided by the relevant personnel as the basis of its submission that none of them is an official of the Chinese Communist Party.

16.

We note that your disclosures pursuant to Items 16I(b)(2), (b)(3) and (b)(5) are provided for “Yunji Inc. or the VIEs in China.” We also note that your disclosures on pages 71 and 108 and the list of subsidiaries in Exhibit 8.1 appear to indicate that you have subsidiaries in Hong Kong that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

(a)

With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 9, 2023

The Staff’s comment is duly noted. The Company respectfully submits that Item 16I(b) of Form 20-F provides that “any such identified foreign issuer that uses a variable-interest entity or any similar structure that results in additional foreign entities being consolidated in the financial statements of the registrant is required to provide the below disclosures for itself and its consolidated foreign operating entity or entities.” In the Company’s case, the operating entities being consolidated in its financial statements as a result of the variable interest entity structure are the VIEs and their subsidiaries, all of which are entities established in mainland China. The entities based in Hong Kong as listed out in Exhibit 8.1 of the 2022 Form 20-F are the Company’s wholly-owned subsidiaries and are not consolidated into the Company’s financial statements due to the variable interest entity structure as described in Item 16I(b) of Form 20-F.

The Company respectfully submits that, based on its register of members as of February 28, 2023, the record holders of its ordinary shares included: (i) Deutsche Bank Trust Company Americas, (ii) certain institutional investors, including CPYD Singapore Pte. Ltd., Fasturn Overseas Limited, Acceleration S Limited and Trustbridge Partners IV, LP, and (iii) SPVs wholly owned by individuals, including Lanlan Ltd. Deutsche Bank Trust Company Americas is the depositary of the Company’s ADSs and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders, and the Company could only rely on the Schedule 13Gs and the amendments thereto filed by the beneficial owners of 5% or more of the Company’s shares. Based on such public filings, including Schedule 13G and amendments thereto filed by entities affiliated with Eastern Bell Venture Capital, none of the holders who own 5% or more of the Company’s shares is owned or controlled by a governmental entity in mainland China. In terms of the institutional investors, all institutional investors of the Company are pre-IPO investors. Based on the examination of publicly available information, such as the institutional investors’ websites, and to the extent applicable, Schedule 13Gs and the amendments thereto, to the best of the Company’s knowledge, no governmental entities in mainland China own shares of any of the institutional investors. Therefore, to the Company’s knowledge, no governmental entities in mainland China owns any share of the Company.

In addition, the VIEs include (i) Yunji Sharing Technology Co., Ltd., the shareholders of which are (a) Daqiao Network Technology (Hangzhou) Co., Ltd., the sole shareholder of which is Mr. Shanglue Xiao, (b) Hangzhou Yuepeng Trading Co., Ltd., the shareholders of which are Mr. Shanglue Xiao, Mr. Huan Hao, Mr. Bingbing Zi and Mr. Peng Wang, each holding 94.4677%, 2.2661%, 2.2661% and 1.0001% of its equity interests, respectively, and (c) Deqing Jijie Investment Management Partnership (Limited Partnership) whose partners are Mr. Shanglue Xiao and Mr. Huan Hao, each holding 99.0099% and 0.9901% of its equity interests, respectively, (ii) Zhejiang Yunji Preferred E-Commerce Co., Ltd., the shareholders of which are Mr. Shanglue Xiao and Mr. Huan Hao, each holding 99.0099% and 0.9901% of its equity interests, respectively, (iii) Hangzhou Chuanchou Network Technology Co., Ltd., the sole shareholder of which is Mr. Wenwei Shu, and (iv) Hangzhou Fengjing Network Technology Co., Ltd., the shareholders of which are Ms. Panyan Ding and Mr. Wenwei Shu, each holding 60% and 40% of its equity interests, respectively. All of Mr. Shanglue Xiao, Mr. Huan Hao, Mr. Bingbing Zi, Mr. Peng Wang, Mr. Wenwei Shu and Ms. Panyan Ding are natural persons. Therefore, to the best of the Company’s knowledge, no governmental entities in mainland China owns any share of the Company’s consolidated foreign operating entities.

(b)	With respect to (b)(3) and (b)(5), please provide the information required for you and all of your consolidated foreign operating entities in your supplemental response.

With respect to the required submission under paragraphs (b)(3) of Item 16I, the Company respectfully submits that, based on the analysis in the response to Question 16(a), the governmental entities in mainland China do not have a controlling financial interest in the Company’s consolidated foreign operating entities. With respect to the required submission under paragraphs (b)(5) of Item 16I, the Company respectfully confirms that the currently effective memorandum and articles of association of the Company and equivalent organizing documents of the Company’s consolidated foreign operating entities do not contain any charter of the Chinese Communist Party.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 9, 2023

17.

With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

The Company confirms without qualification that its articles and the articles of its consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

General

18.

If you have one or more directors, officers or members of senior management located in the PRC or Hong Kong, state that is the case and identify the relevant individuals. Include a separate “Enforceability” section and a risk factor addressing the challenges of bringing actions and enforcing liabilities against such individuals.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows in Item 3 of its future Form 20-F filings (with deletions shown in strikethrough and additions in underline), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 67:

Certain judgments obtained against us or our directors and management by our shareholders may not be enforceable.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct our operations in China and substantially all of our assets are located in China. In addition, all of our directors and executive officers are located in mainland China as of the date of this annual report~~our directors and executive officers, and some of the experts named in this annual report, reside within China~~, and most of the assets of these persons are located within mainland China. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and ~~of the PRC,~~mainland China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. You may also experience difficulties in enforcing judgments of the United States courts obtained against us or our directors or executive officers in mainland China as the United States and mainland China do not have a bilateral treaty or multilateral convention in force on reciprocal recognition and enforcement of judgments. As a result, any United States judgment may only be enforceable in mainland China provided that the conditions set forth in the laws of these jurisdictions are determined by the courts of mainland China to have been fulfilled. For details of the limitations relating to the enforceability of civil liabilities, see “Item 6. Directors, Senior Management and Employees—Enforceability of Civil Liabilities.”~~.~~

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 9, 2023

In response to the Staff’s comment, the Company also respectfully proposes to revise the referenced disclosure as follows in Item 6 of its future Form 20-F filings (with deletions shown in strikethrough and additions in underline), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 140:

Enforceability of Civil Liabilities

Our business operations are primarily conducted in mainland China, and substantially all of our assets are located in mainland China. All of our directors and executive officers are located in mainland China as of the date of this annual report. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have been informed by Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel, that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and the courts of the Cayman Islands and that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers, predicated upon the securities laws of the United States or any state in the United States.

We have also been advised by our Cayman Islands legal counsel that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principal that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 9, 2023

Our PRC legal counsel, Han Kun Law Offices, has advised us that there is uncertainty as to whether the courts of mainland China would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Our PRC legal counsel has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts of mainland China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between mainland China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Mainland China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. As such, the courts of mainland China will review and determine the applicability of the reciprocity principle on a case-by-case basis and the length of the procedure is uncertain. In addition, according to the PRC Civil Procedures Law, courts in mainland China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a court of mainland China would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in mainland China for disputes if they can establish sufficient nexus to mainland China for a court of mainland China to have jurisdiction, and meet other procedural requirements. It will be, however, difficult for U.S. shareholders to originate actions against us in mainland China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to mainland China for a court of mainland China to have jurisdiction as required under the PRC Civil Procedures Law.

19.

We note your disclosure throughout the document that the Cayman Islands holding company is the primary beneficiary of the VIE. Please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. In this regard, we note that your references to being the primary beneficiary or to control or benefits that accrue to you because of the VIE in the “Notes to the Consolidated Financial Statements” section do not include a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP or state that you are the primary beneficiary of the VIE for accounting purposes. Additionally, please also disclose, if true that the VIE agreements have not been tested in a court of law, and not just in “China courts.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 9, 2023

The Company undertakes to thoroughly review and revise the disclosure in its future Form 20-F filings to refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIEs, provide a clear description of the conditions that have been satisfied for consolidation of the VIEs under U.S. GAAP when referencing to control or benefits that the Company accrues because of the VIEs, and clarify that the Company is the primary beneficiary of the VIEs for accounting purposes.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows in its future Form 20-F filings (with deletions shown in strikethrough and additions in underline), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 4:

Our Holding Company Structure and Contractual Arrangements with the VIEs

…

However, the contractual arrangements ~~may not be~~ is not as effective as direct ownership and we may incur substantial costs to enforce the terms of the arrangements. … In addition, as of the date of this annual report, these agreements have not been tested in a court of law~~China courts~~. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

Page 16:

Risks Related to Our Corporate Structure

•	We rely on contractual arrangements with the VIEs and their respective shareholders for a large portion of our business operations, which ~~may not be~~ is not as effective as direct ownership.

Page 44:

If the PRC government determines that the contractual arrangements constituting part of the VIE structure ~~finds that the agreements that establish the structure for operating some of our operations in China~~ do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ADSs may decline in value or become worthless.

…

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 9, 2023

As a result of these contractual arrangements, we are the primary beneficiary of the VIEs and hence consolidate their financial results and their subsidiaries into our consolidated financial statements under U.S. GAAP for accounting purposes. In ~~2020,~~ 2021, ~~and~~ 2022 and 2023, we derived ~~24.4%,~~ 23.8%, ~~and~~ 30.3% and % of our total revenues from the VIEs, respectively.

In the opinion of Han Kun Law Offices, our PRC legal counsel, (i) the ~~ownership~~ structures of our WFOE and the VIEs in China are not in violation of PRC laws and regulations currently in effect; and (ii) the contractual arrangements between our WFOE, the VIEs and their respective shareholders governed by PRC law are not in violation of PRC laws or regulations currently in effect, and valid and binding upon each party to such arrangements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect. However, as of the date of this annual report, the legality and enforceability of our contractual arrangements, as a whole, have not been tested in a court of law, and we cannot guarantee you that the contractual arrangements, as a whole, would ultimately be legal or enforceable if they were to be tested in a PRC court. See “— D. Risk Factors — Risks Related to Our Corporate Structure” for more details on the risks relating to the VIE structure.

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We rely on contractual arrangements with the VIEs and their respective shareholders for a large portion of our business operations, which ~~may not be~~ is not as effective as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with the VIEs and their respective shareholders to conduct our business. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements ~~may not be~~ is not as effective as direct ownership. For example, the VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 9, 2023

If we had direct ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their respective shareholders of their obligations under the contracts to direct the business operations of the VIEs. The shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with the VIEs. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by the VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with the VIEs ~~may not be~~ is not as effective in ensuring the relevant portion of our business operations as direct ownership would be.

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Contractual Arrangements with the VIEs and Their Respective Shareholders

…

As a result of our direct ownership in our WFOE and the contractual arrangements with the VIEs, we are regarded as the primary beneficiary of the VIEs, and we treat them and their subsidiaries as the consolidated VIEs under U.S. GAAP. We have consolidated the financial results of the VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP for accounting purposes.

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Passive Foreign Investment Company Considerations

…

Although the law in this regard is not entirely clear, we treat the VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we have the ability to direct their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we are considered the primary beneficiary of these entities and consolidate their results of operations in our consolidated U.S. GAAP financial statements for accounting purposes and include their assets and income in calculations for purposes of the tests described above. If it were determined, however, that we are not the owner of the VIEs for U.S. federal income tax purposes, it may increase the likelihood that we will be classified as a PFIC for a given taxable year.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 9, 2023

Page F-18:

1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(c) Consolidated variable interest entities

In order to comply with the PRC laws and regulations which prohibit or restrict foreign investments into companies involved in restricted businesses, the Group operates its Apps and other restricted businesses in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members of the Company or onshore nominees of the Company (“Nominee Shareholders”). The Company obtained operational control over these PRC domestic companies by entering into a series of contractual arrangements with these PRC domestic companies and their respective Nominee Shareholders. These contractual agreements cannot be unilaterally terminated by the Nominee Shareholders or the PRC domestic companies. ~~As a result, the Company maintains the ability to control these PRC domestic companies and is entitled to substantially all of the economic benefits from these PRC domestic companies.~~ Management concluded that these PRC domestic companies are VIEs ~~of the Company, of which the Company is the ultimate primary beneficiary. As such, the Group consolidated financial results of these PRC domestic companies and their subsidiaries in the Group’s consolidated financial statements~~. As a result of these contractual arrangements, the Company’s wholly-owned subsidiaries have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performances and are entitled to substantially all of the economic benefits from the VIEs and are obligated to absorb all of the VIEs’ expected losses. Therefore, the Company has determined that it is the ultimate primary beneficiary of the VIEs for accounting purposes in accordance with ASC 810, Consolidations under U.S. GAAP, and has consolidated the VIEs’ results of operations, assets and liabilities in the Group’s consolidated financial statements for all the periods presented. The principal terms of the agreements entered into amongst the VIEs, their respective shareholders and the WFOE are further described below.

*         *         *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 571-8168-8920 or the Company’s U.S. counsel, Shu Du of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740 4858 or shu.du@skadden.com.

Sincerely yours,

Yunji Inc.

By:	/s/ Peng Zhang
Name:	Peng Zhang
Title:	Vice President of Finance

cc:	Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Joy Diao, Partner, PricewaterhouseCoopers Zhong Tian LLP

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